KINZAN, INC.
                      2111 Palomar Airport Road, Suite 250
                           Carlsbad, California 92009
                                 (760) 602-2900

                                January 23, 2001

VIA EDGAR AND FACSIMILE
-----------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Elliot Staffin

           Re:  Application to Withdraw Registration Statement of Kinzan, Inc.
                --------------------------------------------------------------

Ladies and Gentlemen:

           Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Kinzan, Inc., a Delaware corporation (the "Company"), hereby applies for an order granting withdrawal of its registration statement on Form S-1, together with all amendments and exhibits thereto (File No. 333-35886) (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on April 28, 2000. At this time, due to the unfavorable conditions in the capital markets, the Company has determined not to proceed with the public offering contemplated by the Registration Statement. The company did not print or distribute any preliminary prospectuses, nor has the Company offered or sold any securities under the Registration Statement and all activity regarding the public offering has been discontinued.

           In addition, the Company hereby applies for an order granting the withdrawal of its registration statement on Form 8-A, including all exhibits thereto (File No. 000-31699) (the "8-A Registration Statement"). The 8-A Registration Statement was filed by the Company with the Commission on October 4, 2000 pursuant to the Securities Exchange Act of 1934, as amended, in connection with the public offering contemplated by the Registration Statement.

           Accordingly, the Company hereby requests that the Commission issue an order granting the withdrawal of the Registration Statement and the 8-A Registration Statement as soon as possible. Please provide the Company a dated copy of the order, or orders, granting such withdrawal, which should include the following statement in accordance with Rule 477(c) promulgated under the Securities Act: "Withdrawn upon the request of the registrant, the Commission granting consent thereto."

           If you have any questions regarding this request for withdrawal, please contact the undersigned at (760) 602-1185.


                                           Sincerely,

                                           /s/ Jeffrey P. Higgins

                                           Jeffrey P. Higgins
                                           Vice President and General Counsel


cc:  Craig W. Adas
     Gary L. Sellers























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